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                                         SUBJECT COMPANY: Imatron Inc.
                                         FILING PERSON: GENERAL ELECTRIC COMPANY
                                         COMMISSION FILE NO. 333-72566


Contact: S. Lewis Meyer, CEO
         Robin Kelley, Investor Relations
         (650) 583-9964

FOR IMMEDIATE RELEASE

                         IMATRON ANNOUNCES THIRD QUARTER
                                FINANCIAL RESULTS

       ECONOMIC UNCERTAINTY CAUSES SHORTFALL IN SCANNER SHIPMENTS TO EIGHT
                             SALES FOR THE QUARTER

SO. SAN FRANCISCO, CALIF., NOVEMBER 16, 2001 -- IMATRON INC. (NASDAQ: IMAT), manufacturer of Electron Beam Tomography (EBT) scanners, today announced financial results for the third fiscal quarter of 2001. Revenues for the three months ended September 30, 2001 were $16.9 million compared to revenues of $17.5 million for the same period in fiscal 2000, a decrease of approximately 3%. Net income for the three months ended September 30, 2001 decreased to approximately $47,000, or $0.00 per share, compared to $1.6 million, or $0.02 per share, for the same period a year ago. The Company sold eight EBT scanners in the third quarter of 2001 compared to nine scanners in last year's third fiscal quarter and ten scanners in Imatron's second quarter ended June 30, 2001.

Revenues for the nine months ended September 30, 2001 increased approximately 24% to $54.7 million compared to revenues of $44.3 million for the same period last year. Net income for the nine months ended September 30, 2001 was $3.1 million, or $0.03 per share, compared to $2.8 million, or $0.03 per share, for the same period last year.

Third quarter revenues decreased approximately 9% and net income decreased 96% from the Company's second quarter of this fiscal year ended June 30, 2001. As of September 30, 2001, the Company reported cash and cash equivalents and short-term investments of $7.8 million, working capital of $37.9 million and a current ratio of 2.5 to 1. Shareholders' equity was $43.3 million.

S. Lewis Meyer, CEO of Imatron, commented, "As we previously stated, Imatron's third quarter financial results represent a shortfall from prior projections due to developments surrounding the September 11 terrorist attacks and the associated economic uncertainty worldwide and in the United States specifically. While we expect to report a profit for the fiscal year, we anticipate revenue and net operating income projections to fall short of previous estimates. We now project revenues for the 2001 fiscal year to be approximately $71 million, a 14% increase over fiscal year 2000 revenues. The Company's prior guidance on revenue expectations for the 2001 fiscal year was more than $80 million. Furthermore, Imatron now expects the 2001 fiscal year to reflect an approximately 30% decrease in net operating income from the prior year as compared to our previous projected 50% increase in net operating income."

Meyer continued, "While the precise impact of the tragic events of early September and subsequent economic uncertainty is impossible to quantify, there has clearly been a negative impact on Imatron's projected sales for the remainder of the 2001 fiscal year. A number of expected scanner sales have been delayed or postponed because of concerns about the availability of private investment capital, third party equipment financing capital and reduced discretionary consumer spending. Imatron anticipates that the re-evaluation of capital spending
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and business expansion plans by our prospects and customers may also have an adverse impact on sales growth in our 2002 fiscal year."

Meyer further continued, "As announced on September 24, 2001, we have signed a definitive agreement whereby General Electric will acquire Imatron for $1.89 per share payable in GE stock. We clearly support the proposed merger with GE and look forward to the integration of Imatron's EBT technology into the GE offering in computed tomography (CT). GE's resources in combination with Imatron's proprietary EBT technology and know-how, will bring great value to our customers, employees, suppliers and shareholders. The merger is subject to Imatron shareholder approval and other customary conditions and is expected to close before year-end 2001. Each Imatron shareholder will be sent a proxy statement disclosing the specific terms and conditions of this transaction. Imatron has selected December 19, 2001 as the date of the shareholders' meeting, which will be held in South San Francisco, California. The value of this transaction to Imatron's shareholders is approximately $200 million."

THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. GE AND IMATRON INC. WILL PREPARE AND FILE A PROXY STATEMENT/PROSPECTUS. COPIES OF THIS DOCUMENT WILL BE PROVIDED TO STOCKHOLDERS OF IMATRON INC. IN ADDITION, THIS DOCUMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION WILL BE FILED WITH THE SECURITIES EXCHANGE COMMISSION AND COPIES WILL BE AVAILABLE FREE OF CHARGE FROM THE COMMISSION'S WEBSITE (WWW.SEC.GOV) AND FROM GE AND IMATRON. THIS PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS ARE URGED TO READ THIS DOCUMENT ONCE IT BECOMES AVAILABLE. INVESTORS SHOULD READ THE JOINT PROXY/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Except for the historical information contained herein, the matters discussed in this news release may contain forward-looking statements that are based on current expectations and estimates about the industry in which Imatron operates, the estimated impact of certain technological advances, the estimated impact of published research studies on scanner sales and procedures, as well as management's beliefs and assumptions. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially include, among others; failed clinical demonstration of certain asserted technological advantages and diagnostic capabilities; reliance on product distributors; competition in the diagnostic imaging market; failure to improve product reliability or introduce new product models and enhancements; delays in production and difficulty in obtaining components and sub-assemblies from limited sources of supply; inability to meet cash-on-delivery or prepayment terms from vendors; determinations by regulatory and administrative government authorities; patent expiration and denial of patent applications; the high cost of the scanner as compared to commercially available CT scanners; and the risk factors listed from time to time in the Company's Securities and Exchange Commission reports, including their reports on Form 10-K for the year ended December 31, 2000.

                           --Financial Tables Follow--

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                                  IMATRON INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                         September 30,      December 31,
                                                             2001              2000
                                                         -------------      ------------
                                                                              (Restated)
ASSETS

Current assets
    Cash and cash equivalents                               $   7,768          $   4,718
    Short term investments                                         --                461
    Accounts receivable, net:
             Trade accounts receivable                         26,780             19,300
             Other receivables                                  3,614              2,184
    Inventories                                                24,742             18,835
    Prepaid expenses                                              637                905
                                                            ---------          ---------
Total current assets                                           63,541             46,403

Property and equipment, net                                     4,514              3,567
Goodwill, net                                                     996              1,101
Other assets                                                      156                417
                                                            ---------          ---------
Total assets                                                $  69,207          $  51,488
                                                            =========          =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable                                        $   4,975          $   3,037
    Deferred revenue                                            3,308              2,109
    Other accrued liabilities                                  11,732              9,235
    Line of credit                                              5,556                 --
    Capital lease obligations - due within one year                68                 35
                                                            ---------          ---------
Total current liabilities                                      25,639             14,416

Deferred revenue                                                  176                293
Capital lease obligations                                         119                 82
                                                            ---------          ---------
Total liabilities                                              25,934             14,791
                                                            ---------          ---------
Shareholders' equity
    Common stock                                              128,330            128,108
    Additional paid-in capital                                  9,720              9,614
    Notes receivable from shareholders                           (113)            (3,230)
    Accumulated deficit                                       (94,664)           (97,795)
                                                            ---------          ---------
Total shareholders' equity                                     43,273             36,697
                                                            ---------          ---------
Total liabilities and shareholders' equity                  $  69,207          $  51,488
                                                            =========          =========


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                                  IMATRON INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                 Three Months ended               Nine Months ended
                                                                    September 30,                   September 30,
                                                                2001            2000            2001             2000
                                                              ---------       ---------       ---------       ---------
                                                                      (unaudited)                    (unaudited)
Revenues
   Product sales                                              $  14,558       $  15,227       $  47,360       $  38,316
   Service                                                        2,239           2,012           6,771           5,330
   Other product sales                                              108             244             555             629
                                                              ---------       ---------       ---------       ---------
          Total revenue                                          16,905          17,483          54,686          44,275
                                                              ---------       ---------       ---------       ---------
Cost of revenues
   Product sales                                                  7,848           8,546          25,163          20,985
   Service                                                        2,082           1,538           5,506           4,098
   Other product sales                                              122             216             532             586
                                                              ---------       ---------       ---------       ---------
          Total cost of revenues                                 10,052          10,300          31,201          25,669
                                                              ---------       ---------       ---------       ---------
Gross profit                                                      6,853           7,183          23,485          18,606
                                                              ---------       ---------       ---------       ---------
Operating expenses
   Research and development                                       2,781           2,455           8,186           6,279
   Marketing and sales                                            2,546           1,865           7,796           5,802
   General and administrative                                     1,503           1,281           4,071           3,558
   Goodwill amortization                                             34              36             105             107
                                                              ---------       ---------       ---------       ---------
          Total operating expenses                                6,864           5,637          20,158          15,746

Operating income (loss)                                             (11)          1,546           3,327           2,860
Interest income                                                      23              84             142             372
Interest expense                                                    (82)             (4)           (196)            (17)
Other income (expense)                                              117              (3)            (71)              2
                                                              ---------       ---------       ---------       ---------
Income from continuing operations before
   provision for income taxes                                        47           1,623           3,202           3,217

Provision for income taxes                                           --              --             (71)             --
                                                              ---------       ---------       ---------       ---------
Income from continuing operations                                    47           1,623           3,131           3,217

Loss from discontinued operations                                    --             (58)             --            (364)
                                                              ---------       ---------       ---------       ---------
Income before cumulative effect of change
   in accounting principle                                           47           1,565           3,131           2,853
Cumulative effect on period prior to
   December 31, 1999 of changing to a
   different revenue recognition method                              --              --              --             (29)
                                                              ---------       ---------       ---------       ---------
Net income                                                    $      47       $   1,565           3,131       $   2,824
                                                              =========       =========           =====       =========
Net income per common share:
   Income from continuing operations - basic and diluted      $    0.00       $    0.02            0.03       $    0.03
                                                              =========       =========           =====       =========
   Net income - basic and diluted                             $    0.00       $    0.02            0.03       $    0.03
                                                              =========       =========           =====       =========
Number of shares used in basic per share calculations           105,099         104,414         104,996         102,458
                                                              =========       =========           =====       =========
Number of shares used in diluted per share calculations         105,883         107,178         106,094         107,183
                                                              =========       =========           =====       =========

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